UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2024

Commission File Number: 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.

(Translation of registrant’s name into English)

Aydınevler Mahallesi İnönü Caddesi No:20

Küçükyalı Ofispark

34854 Maltepe
Istanbul, Turkey

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F  ☐ Form 40-F

Enclosure: A press release dated September 30, 2024, announcing the registrant's signing of a long-term loan agreement.

Istanbul, September 30, 2024

Announcement Regarding the Signing a Long-Term Loan Agreement

As per our Company's announcement on May 29, 2024, the loan agreement has been signed with China Development Bank (“CDB”) for the first tranche of the total RMB2.46 billion credit package, amounting to RMB1.23 billion (equivalent to EUR157 million). The repayment schedule of the loan, for which the terms remain unchanged, is as follows.

Installment	Repayment Date	Repayment Ratio
1	36 months following the initial credit utilization	1.25%
2	42 months following the initial credit utilization	1.25%
3	48 months following the initial credit utilization	2.5%
4	54 months following the initial credit utilization	2.5%
5	60 months following the initial credit utilization	5%
6	66 months following the initial credit utilization	5%
7	72 months following the initial credit utilization	5%
8	78 months following the initial credit utilization	5%
9	84 months following the initial credit utilization	10%
10	90 months following the initial credit utilization	10%
11	96 months following the initial credit utilization	10%
12	102 months following the initial credit utilization	10%
13	108 months following the initial credit utilization	10%
14	114 months following the initial credit utilization	10%
15	120 months following the initial credit utilization	12.5%

For more information:

Turkcell Investor Relations

investor.relations@turkcell.com.tr

Tel: + 90 212 313 1888

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.

Date: September 30, 2024	By:	/s/ Özlem Yardım

		Name:	Özlem Yardım
		Title:	Investor Relations Corporate Finance Director

TURKCELL ILETISIM HIZMETLERI A.S.

Date: September 30, 2024	By:	/s/ Kamil Kalyon

		Name:	Kamil Kalyon
		Title:	Chief Financial Officer